

04002726

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 23 2004 WASH. D.C. 158

SEC FILE NUMBER
8-26540

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003   AND ENDING December 31, 2003

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PDC SECURITIES INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 East Main Street

(No. and Street)

Bridgeport	WV	26330
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darwin L. Stump

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

One Mellon Center	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**PROCESSED
MAR 03 2004
THOMSON FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___Darwin L. Stump_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

PDC Securities Incorporated_____ , as

of ___December 31_____, 20 _03___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Financial Statements
and Supplementary Data

Years Ended December 31, 2003 and 2002

Table of Contents



KPMG LLP
One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report

To the Board of Directors and Stockholder
of PDC Securities Incorporated:

We have audited the accompanying balance sheets of PDC Securities Incorporated (a wholly owned subsidiary of Petroleum Development Corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of PDC Securities Incorporated's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDC Securities Incorporated as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Pittsburgh, Pennsylvania
February 6, 2004



PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Balance Sheets

December 31, 2003 and 2002

Assets	2003	2002
Cash	$ 551,982	$1,792,355
Accounts receivable	31,385	20,000
Due from parent	5,498	2,360
Total assets	$ 588,865	$1,814,715

Liabilities and Stockholder's Equity	2003	2002
Accounts payable	$ 387,695	$1,608,446
Total current liabilities	387,695	1,608,446

Stockholder's equity:	2003	2002
Common stock, par value $.10 per share; authorized 1,000,000 shares, issued and outstanding 50,000 shares each year	5,000	5,000
Additional paid-in capital	200,000	200,000
Retained (deficit) earnings	(3,830)	1,269
Total stockholder's equity	201,170	206,269
	$ 588,865	$1,814,715

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statements of Operations

Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Securities commissions	$7,993,974	$5,791,833
Interest income	3,561	2,558
	7,997,535	5,794,391
Expenses:		
Commissions paid to other broker-dealers	7,994,302	5,792,276
Regulatory fees and expenses	8,034	3,925
Other	3,696	4,090
	8,006,032	5,800,291
Loss before income tax benefit	(8,497)	(5,900)
Income tax benefit	3,398	2,360
Net loss	$ (5,099)	$ (3,540)

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

Years Ended December 31, 2003 and 2002

	2003	2002
Subordinated liabilities, beginning of year	$ -	20,000
Proceeds from subordinated loan	-	-
Repayment of subordinated loan	-	20,000
Subordinated liabilities, end of year	$ 0	0

See accompanying notes to financial statements.

4

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2003 and 2002

	Common stock issued		Additional paid-in capital	Retained earnings (deficit)	Total
	Number of shares	Amount			
Balance December 31, 2001	50,000	5,000	200,000	4,809	209,809
Net loss	-	-	-	(3,540)	(3,540)
Balance December 31, 2002	50,000	$ 5,000	200,000	1,269	206,269
Net loss	-	-	-	(5,099)	(5,099)
Balance December 31, 2003	50,000	$ 5,000	200,000	(3,830)	201,170

See accompanying notes to financial statements.

5



KPMG LLP
One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
   of PDC Securities Incorporated:

In planning and performing our audit of the financial statements of PDC Securities Incorporated (a wholly-owned subsidiary of Petroleum Development Corporation) (the Corporation) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.




Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, and other regulatory agencies which rely on Rule 17-a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Pittsburgh, Pennsylvania
February 6, 2004

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statements of Cash Flows

Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (5,099)	$ (3,540)
Adjustments to net loss to reconcile		
to cash provided by operating activities:		
Increase in accounts receivable	(11,385)	(14,200)
Increase in due from parent	(3,138)	(2,200)
(Decrease) increase in accounts payable	(1,220,751)	597,171
Total adjustments	(1,235,274)	580,771
Net cash (used in) provided by operating activities	(1,240,373)	577,231
Cash flows from financing activities:		
Repayment of subordinated loan agreement with parent	-	(20,000)
Net cash (used in) financing activities:	-	(20,000)
Net (decrease) increase in cash and cash equivalents	(1,240,373)	557,231
Cash and cash equivalents, beginning of year	1,792,355	1,235,124
Cash and cash equivalents, end of year	$ 551,982	$1,792,355
Supplemental Disclosures		
Income taxes received from parent	$ 2,360	$ -

See accompanying notes to financial statements.

6

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Notes to Financial Statements

Years Ended December 31, 2003 and 2002

(1)   Summary of Significant Accounting Policies

Organization

PDC Securities Incorporated (the Corporation) is a wholly owned subsidiary of Petroleum Development
Corporation (PDC). The Corporation was organized as a broker-dealer to sell direct participation interests
in oil and gas limited or general partnerships in which PDC is the general or managing general partner.
Substantially all the corporation's revenues are derived from the commissions on the sale of partnership
units in partnerships sponsored by PDC.

Securities Transactions

The Corporation sells direct participation interests in oil and gas limited or general partnerships on a
commission basis. The Corporation does not collect any cash from customers; rather, cash is paid by
customers directly to the issuing partnerships who pay the Corporation. Securities transactions, together
with the related income and expenses, are recorded on a settlement-date basis, generally the date of closing
for the partnership. Recordation on a settlement-date basis does not differ significantly from recordation on
a trade-date basis. The Corporation operates pursuant to (k)(2)(i) exemption under SEC Rule 15c3-3.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences
between the financial statement carrying amounts of existing assets and liabilities and their respective tax
bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable
income in the year in which those temporary differences are expected to be recovered and settled. The
effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that
includes the enactment date.

The Corporation joins with PDC in filing consolidated federal and state income tax returns. Generally, the
Corporation's federal and state income tax liability is settled between the Corporation and PDC, as if the
Corporation had filed separate returns.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Corporation considers all highly liquid debt instruments with
original maturities of three months or less to be cash equivalents.

Use of Estimates

Management of the Company has made estimates and assumptions relating to the reporting of assets and
liabilities and revenues and expenses and the disclosure of contingent assets and liabilities to prepare these
financial statements in conformity with accounting principles generally accepted in the United States of
America. Actual results could differ from those estimates.

7

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Notes to Financial Statements, Continued

Years Ended December 31, 2003 and 2002

(2)   Liabilities Subordinated to Claims of Creditors

PDC Securities Incorporated had entered into a subordinated loan agreement with its parent, PDC. The subordinated loan in the amount of $20,000 was due on August 31, 2003 and repayment of the obligation was subject to the prior payment, or provision for payment in full, of all claims of all other present and future creditors of the Corporation. The subordinated loan was paid in full by PDC Securities during 2002. The annual interest charges of 12% in connection with the agreement has been waived by the parent.

(3)   Net Capital Requirements

The Company, as a registered broker and dealer in securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which is administered by the National Association of Securities Dealers, Inc. This rule requires that the Company's "aggregate indebtedness" not exceed 15 times its "net capital," as such terms are defined in Rule 15c3-1. The National Association of Securities Dealers, Inc. may require a broker/dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker/dealer from expanding its business if the ratio exceeds 10 to 1. At December 31, 2003, the Company's net capital ratio was 2.36 to 1, and its net capital was $164,287. The minimum net capital required is equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" resulting in excess net capital of $138,441. Therefore, the Company was free of all foregoing restrictions.

(4)   Income Taxes

Income tax benefit for the years ended December 31, 2003 and 2002, are as follows:

	2003	2002
Current:		
Federal	$(2,633)	$(1,829)
State	(765)	(531)
Total	$(3,398)	$(2,360)

There are no temporary or permanent differences which give rise to deferred tax assets or deferred tax liabilities. Therefore, the above income tax expense was computed based on the Company's allocated effective tax rate from PDC.

Tax related balances due from PDC as of December 31, 2003 and 2002, were $3,398 and $2,360, respectively.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Supplementary Data Required by SEC Rule 17a-5

December 31, 2003 and 2002

Computation of Net Capital

	2003	2002
Total stockholder's equity	$201,170	$206,269
Less non-allowable assets	(36,883)	(22,360)
Inadequate fidelity bond coverage	-	(56,000)
Net Capital	$164,287	$127,909

Computation of Basic Net Capital Requirement

	2003	2002
Minimum net capital required (greater of (6-2/3% of aggregate indebtedness or $5,000)	$25,846	$107,229
Excess net capital (net capital less minimum net capital)	$138,441	$20,680
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$125,517	$(32,935)

Computation of Aggregate Indebtedness (AI)

	2003	2002
Accounts payable	$ 387,695	$1,608,446
Total A.I. liabilities	$ 387,695	$1,608,446
Percentage of aggregate indebtedness to net capital	236%	875%

As of December 31, 2003, the computation of net capital does not differ materially from the FOCUS report filed on January 22, 2004, therefore a reconciliation between the computation of net capital and the unaudited FOCUS report is not necessary. As of December 31, 2002 the above calculation of net capital under Rule 15c3-1 varies from the computation included in the Company's corresponding unaudited FOCUS report, Form X-17-A-5, Part II as filed with the NASD on January 22, 2003 by the above referenced inadequate fidelity bond coverage.

See independent auditors' report on supplementary information.

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